Exhibit 99.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	PRIMA BIOMED LIMITED (ASX:PRR)
ACN:	90 009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr Marc Voigt
Date of Last Notice:	16 March 2017

Part 1—Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	A. Direct B. Indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	A. N/A B. Mr Marc Voigt holds indirect interests in PRR via JP Morgan Nominees Australia Limited
Date of change	7 August 2017

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held prior to change

A.     Direct

1.     17,714,461 Fully Paid Ordinary Shares (“FPOs”).

2.     6,666,666 Performance Rights in accordance with shareholder approval obtained at the Extraordinary General Meeting on 31 July 2015 vesting on 5 August 2017 and expiring 5 August 2018.

3.     643,629 unlisted options exercisable at $0.0774 each on or before 30 June 2018.

4.     45 United States Level 1 American Depository Receipts (ADRs). Note that the ADR to FPO Ratio is 1:100.

B.     Indirect

557,499 FPOs.

Class

A.     Direct

1.     FPOs.

2.     Performance Rights in accordance with shareholder approval obtained at the Extraordinary General Meeting on 31 July 2015, each tranche of PRs will expire one year after Vesting Date if not exercised.

3.     PRRAE (unlisted options exercisable at $0.0774 each on or before 30 June 2018).

4.     ADRs (45 United States Level 1 American Depository Receipts (ADRs). Note that the ADR to FPO Ratio is 1:100).

B.     Indirect

1.     FPOs.

Number acquired	A. Direct 1. 6,666,666 FPOs. 2. Nil. 3. Nil. 4. Nil. B. Indirect 1. Nil.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Number disposed	A. Direct 1. Nil. 2. 6,666,666 Performance Rights. 3. Nil. 4. Nil. B. Indirect 1. Nil.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

A.     Nil

B.    The Performance Rights are issued for services as a director in accordance with shareholder’s approval obtained at the Extraordinary General Meeting on 31 July 2015. No amount is payable upon exercise of the Performance Rights for shares after vesting.

No. of securities held after change

C.      Direct

1.     24,381,127 FPOs.

2.     643,629 unlisted options exercisable at $0.0774 each on or before 30 June 2018.

3.     45 United States Level 1 American Depository Receipts (ADRs). Note that the ADR to FPO Ratio is 1:100.

D.     Indirect

1.     557,499 FPOs.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

A.     Direct

1.     Acquiring 6,666,666 shares upon exercise of the third tranche of performance rights. 1 FPO was acquired for each Performance Right that vested.

2.     20,000,000 Performance Rights were issued in accordance with Shareholder’s approval obtained at the extraordinary General Meeting on 31 July 2015. This recent vesting of 6,666,666 represents the third tranche. No Performance Rights remain to be vested.

3.     Nil.

B.     Indirect

1.     Nil.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided on what date was this provided?

+ See chapter 19 for defined terms.

Appendix 3Y Page 4	11/3/2002